PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.), on a consolidated basis, for the three and nine-month periods ended September 30, 2020 (fiscal year 2020) and September 30, 2019 (fiscal year 2019).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Peak", the "Company", the "Corporation", "we", "us", "our" or similar terms refer to Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) on a consolidated basis. This MD&A is dated November 26, 2020 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2019. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the unaudited Consolidated Financial Statements for the three and nine-month ended September 30, 2020, and September 30, 2019, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Consolidated Financial Statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors as at November 26, 2020.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

Business Overview

Peak (CSE: PKK) (OTCQX: PKKFF), is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Operating Highlights for the Quarter

The ongoing expansion of the Peak's services during the quarter ushered in a new era for the Company in terms of revenue generation for a single quarter. A combination of factors, including the addition of new Jinxiaoer Service Centres in the cities of Nanjing and Taiyuan, the launch of a Government-baked commercial lending Financial Centre powered by Peak's Cubeler Lending Hub platform in the city of Jiangyin and a dramatic, but expected, increase for its supply-chain related financing services all led to Peak generating more revenue in the third quarter than it did in all of 2019.

Back in 2019 when Peak first launched its supply-chain financing services in Jiangyin, the Company's client acquisition strategy was to employ a top-to-bottom approach by first getting raw material suppliers and manufacturers to buy-in, then work its way down the supply-chain to service wholesale distributors and eventually their thousands of retail clients. That strategy is now paying dividends for the Company. Peak initially signed a service agreement with Ronghuitong Ltd., which provides various logistics services to a number of raw material suppliers and their manufacturing clients. Peak packaged its Lending Hub financing services with Ronghuitong's services in an offering aimed at allowing Peak to introduce its services to the supply-chain and acquire clients, while allowing Ronghuitong to generate more business from existing clients and expand its client base. Peak agreed to outsource the logistics portion of the service bundle to Ronghuitong and forego a large portion of its Lending Hub services fees also as outsourcing expenses until such a time that Peak's AST subsidiary, through its Gold River platform, would be in position to provide most of the services outsourced to Ronghuitong.

What began in August 2019 with 2 raw material suppliers and 30 manufacturers in Jiangyin had grown by the end of the third quarter of 2020 to a supply-chain financing operation of 18 raw material suppliers, 237 manufacturers, 23 wholesale distributors and over 16,000 retail clients in 5 cities. Peak's supply-chain financing operations facilitated almost $550M worth of transactions during the quarter and generated approximately $13.4M in revenue for the Company. Although a large portion of Peak's supply-chain financing revenue for the quarter was offset by outsourcing expenses payable to Ronghuitong by virtue of the agreement between Peak and Ronghuitong, the outsourcing expenses are seen by the Company as a short-term client acquisition cost. Peak expects the vast majority of the services outsourced to Ronghuitong to either be phased out or performed by its subsidiaries in 2021, leaving the Company with what it expects to be a high-margin business vertical fueled by a robust and rapidly expanding client base. In fact, some of those services, such as purchase order processing and inventory management, were beginning to be provided through Peak's Gold River platform in the latter part of the quarter.

The re-emergence of the Gold River platform and its integration to the Lending Hub is one of the most significant elements that took place in the third quarter, not because of the impact it had on the Company's operations during the quarter, but because of the impact it's expected to have on Peak's operations in the future. Gold River is not only expected to make Peak's supply-chain financing services dramatically more profitable in the future, but the platform has been designated by the Company as the gateway through which wholesale distributors and their retail clients will interface with the Lending Hub in the future. Gold River's ability to allow wholesalers to quickly upload and manage their product SKUs through the platform and their clients to use it to seamlessly order products and apply to have their product orders financed through the Lending Hub have been key selling features to get distributors onboard with partnering with Peak. The Company closed out the quarter well positioned to attract virtually any distributor who would be looking to provide financing options to their retail clients to Lending Hub.

As Peak's overall performance during the quarter showed the Company to be well on track to meeting its revenue and profit forecasts for 2021, Peak began taking concrete measures in the quarter to execute its 2021 profit repatriation plan. To that end, Peak began working with consultants and advisors both in China and in Canada to begin implementing some of the measures prescribed by the Chinese government to allow to foreign companies to repatriate profits from their Chinese subsidiaries.

On the capital markets front, and once again working with consultants, advisors and experts, Peak took several steps in the third quarter to position the Company as an attractive investment opportunity with above average upside potential. Those steps included a 10 for 1 consolidation of the Company's common shares and listing those common shares on the OTCQX Market to make them more accessible to US investors. Those initiatives contributed to allow Peak to close a $3.5M private placement financing during the quarter, which helped fuel the Company's service expansion and allowed it to launch an aggressive capital markets marketing campaign that featured a complete re-branding of the Company, including changing its name from Peak Positioning Technologies Inc. to Peak Fintech Group Inc. It's also worth mentioning that Peak added a high- profile director and an institutional strategic advisor to its team during the quarter, both of whom immediately began to make important contributions to help the Company execute its business plan.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Business plan and outlook for remainder of 2020

Peak's value proposition to the commercial lending space in China through its AI and analytics platforms is no longer in question. The third quarter provided clear evidence that the appeal for Peak's services is not limited by geographic boundaries or to specific business verticals, further demonstrating just how scalable the Company's business model is and how quickly its revenue can ramp up. Peak's results for the quarter were achieved before the Company began implementing a growth strategy specifically designed to work with wholesale distributors to allow them to provide purchase order financing options to their retail clients through the Company's Cubeler Lending Hub. As of the date of this MD&A, Peak had agreements in place with two national product distributors servicing a combined 310,000 retail clients. The Company has identified wholesale distributors as ideal partners to help expand its services to as many participants as possible in China's estimated $6.5T annual retail market. This new initiative is expected to remain an area of emphasis for the Company in the future as it looks to eventually be able to work with virtually any wholesale product distributor.

In addition to working with wholesalers, Peak has its sights set on working with the country's largest e-commerce portals and their millions of combined retailers. Marketplace vendors on Alibaba Group's T-Mall, on JD.com and on Pinduoduo constantly and rapidly buy and sell inventory and often face challenging cash flow issues, which make them the ideal clients for the Company's Lending Hub services. Peak will look to possibly get an agreement in place with one or more of China's online retail giants to offer financing options to their vendors prior to the end of 2020.

The continued geographic expansion of Peak's services to other cities through the establishment of Jinxiaoer Service Centres and city-wide commercial lending Financial Centres in collaboration with local municipal governments is also expected to continue during the balance of 2020. Growth opportunities through specific business verticals, such as the equipment leasing program launched in Xi'An during the quarter, and through partnerships with technology partners will also be explored prior to the end of the calendar year. Although Peak expects to finish 2020 in positive EBITDA territory, it should be noted that the Company's plans never called for positive net earnings by the year, but rather to see 2020 as a year in which the Company continues to set up its revenue building blocks by making the necessary investments to expand its services and client base, take its revenue to new heights and set the Company up for greater future profits beginning in 2021. Peak has so far been able to achieve most of those objectives and its ability to take advantage of the opportunities within its reach during the last three months of 2020 will have a significant influence on its future profitability and on any guidance it provides for 2021 and beyond.

Finally, Peak plans to spend time during the fourth quarter of 2020 to prepare the Company to submit an application, either prior to the end of the year or in early 2021, to have its common shares listed on the NASDAQ stock exchange. Peak will also continue to work with its advisors and consultants to ensure that all of the processes and mechanisms required are in place to be able to bring profits from China to Canada by the end of 2021 if the Company meets its revenue and profit objectives for the year and deems it appropriate to do so.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Selected Quarterly Information

	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	Three months	Three months	Nine months	Nine months
Revenues	$15,116,369	$4,499,953	$26,329,268	$7,351,186
Expenses before finance costs, tax, depreciation and amortization	$14,988,393	$4,365,416	$26,206,512	$6,725,133
EBITDA (1)	$127,976	$134,537	$122,756	$626,053
Expiration of deferred finance cost	$-	-	$353,377	$-
Impairment of intangible assets		$584,189		$584,189
Adjusted EBITDA (2)	$127,976	$718,727	$476,133	$1,210,242
Finance costs, tax, depreciation and amortization	$640,850	$911,854	$1,980,227	$2,268,136
Net loss	$(512,874)	$(777,316)	$(1,857,471)	$(1,642,082)
Net (loss) profit attributable to:
Non-controlling interest	$350,015	$165,756	$615,080	$488,772
Owners of the parent	$(862,889)	$(943,072)	$(2,472,551)	$(2,130,854)
Basic and diluted loss per share	$(0.01)	$(0.014)	$(0.031)	$(0.031)

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 17 of the Unaudited Consolidated Financial Statements for the three-month ended September 30, 2020, income tax, depreciation of property and equipment and amortization of intangible assets and financing of initial costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for impairment expense of intangible assets, loss on extinction of debt, loss on fair value variation and gain on bargain purchase for the period.

Reconciliation of EBITDA to net loss	Three-month periods ended		Nine-month periods ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net loss for the period	$(512,874)	$(777,316)	$(1,857,471)	$(1,642,082)
Add:
Income tax	$123,504	$278,902	$501,404	$545,044
Finance costs	$280,584	$267,283	$800,934	$755,251
Depreciation and amortization	$236,762	$365,669	$677,889	$967,840
EBITDA	$127,976	$134,537	$122,756	$626,053

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

	September 30, 2020	September 30, 2019
Total assets	$48,687,541	$29,554,996
Total Liabilities	$23,181,606	$11,709,063
Long-term liabilities	$440,119	$371,171
Total Equity	$25,505,935	$17,845,932
To Non-controlling interest	$11,322,405	$9,575,313
To Owners of parent	$14,183,530	$8,270,619

Results of Operations

Revenue for the three months ended September 30, 2020

The Company generated $15,116,369 in revenue during the three-month period ended September 30, 2020, compared to $4,499,953 for the same period in 2019. The considerable increase in revenue is largely attributed to a significant increase in demand and the expansion of the Company's supply chain financing services in the third quarter of 2020 compared to the same quarter in 2019. The Company's ASSC and ASDS subsidiaries combined to generate $14,193,244 of revenue in the third quarter of 2020 from credit analysis services and various financial and logistics services specifically catered to supply- chain participants, while the two combined for $3,256,855 in revenue for the same period in 2019.

Peak's ASFC subsidiary generated $664,178 in revenue for the third quarter of 2020, compared to $955,139 for the same period in fiscal 2019, which came in the form of interest earned on loans extended to small and medium-sized business owners. The average loan balance in Q3-2020 of $17,683,147 was 14.9% lower than the average loan balance in Q3-2019. The drop in revenue and average loan sizes are lingering effects of the market slowdown from the COVID-19 pandemic that affected the entire country earlier in 2020. The loans yielded an effective average annual interest rate of 15.0% in the third quarter of 2020, compared to 17.4% for the same period in fiscal 2019. Loan mix types resulted in a lower average interest rate on loans in Q3-2020 compared to the same period in 2019. The average maturity of ASFC's loans was 16.4 months during the 3- month period ended September 30, 2020, compared to 16.5 months for the same period in 2019.

The Company's ASCS subsidiary's revenue in the third quarter of 2020 was $239,640 compared to $287,959 for the same period in 2019.

Revenue for Nine Months Ended September 30, 2020

On a cumulative basis, the Company generated $26,329,268 in revenue during the first nine months of 2020, compared to $7,351,186 for the same period in 2019. Whereas most of the Company's revenue in the first nine months of 2019 was generated by ASFC and ASCS, the Company's growth strategy of emphasising supply-chain related services since the arrival of ASSC

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

in late 2019 has made it such that ASSC was the Company's largest revenue contributor during the first nine months of 2020. However the percentage of Peak's total revenue contributed by ASSC is expected to gradually decrease over the next few quarters as the Company's AST subsidiary, through the Gold River platform, takes over some of the supply-chain financing related services previously outsourced to third-party company Ronghuitong Ltd. Those outsourcing expenses will then be accounted for as revenue for AST.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	September 30, 2020	September 30, 2019	September 30,2020	September 30, 2019
	(3 months)	(3 months)	(9 months)	(9 months)
Outsourcing services	$13,385,347	2,619,916	20,912,490	2,619,916
Salaries and fringe benefits	$386,676	401,598	1,099,606	1,233,238
Service fees	$208,741	32,132	479,205	443,967
Board remuneration	$29,062	19,179	51,405	53,562
Royalty	$47,469	30,427	104,370	30,427
Consulting and advisory fees	$508,902	33,427	1,361,903	287,296
Management fees	$15,729	29,878	55,261	105,266
Expected credit loss	$451	176,103	616,056	213,146
Administrative and indirect costs	($16,246)	47,269	221,582	195,210
Professional fees	$154,345	132,386	340,879	217,492
Public relations and press releases	$88,207	44,689	140,112	111,601
Office supplies, software and utilities	$26,277	52,035	129,088	150,054
Lease expenses	$11,570	8,447	34,673	33,390
Depreciation of right-of use- assets	$137,209	115,522	370,207	289,027
Insurance	$10,112	6,279	31,890	21,557
Finance costs (1)	$280,584	267,283	800,934	755,251
Translation & Other	$6,676	3,734	20,618	30,744
Travel and entertainment	$55,943	70,717	138,200	274,778
Stock exchange and transfer agent costs	$65,857	12,138	101,973	38,384

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Loss on deposit		43,583		43,583
Depreciation of property and equipment	$21,495	10,382	64,649	29,918
Impairment of intangible assets (1)		584,189		584,189
Expiration of deferred finance cost	-	-	353,377	-
Amortization of intangible assets and financing cost	$78,057	239,765	243,033	648,895
Loss (gain) on foreign exchange	$2,776	17,289	13,825	37,333
Total expenses before income tax	$15,505,739	4,998,367	27,685,336	8,448,224

(1) Interest and accretion on debentures (included under finance costs) as well as impairment of intangible assets expenses are excluded from the calculation of operating expenses for the purposes of determining the Company's operating profit or operating loss.

Expenses for the Three-Month Ended September 30, 2020

Outsourcing service costs of $13,385,347 in the third quarter of 2020 (compared to $2,619,916 in the third quarter of 2019) relate to the outsourcing of supply-chain financing related services, most of which will eventually be provided by AST. They include P.O. processing, inventory management and logistics services (transportation and short-term warehousing) related to the material purchased on credit by ASSC clients, which credit was extended as a result of credit analysis services provided by ASSC through the Lending Hub platform.

Salaries and fringe benefits amounted to $386,676 for the three-month period ended September 30, 2020 ($401,598 for the same period in 2019). Except for the Company's CEO and CFO, all salaries are paid out to employees working for the Company's subsidiaries in China. The decrease in salary expense for the period is attributed to the reduction of the workforce in China, specially for ASFC, where some sales functions were strategically outsourced to reduce recurring cost. The share-based remuneration is included within this caption, which amounted to $64,855 in the third quarter of 2020 compared to $61,154 in the same period of 2019.

Service fees relate to consulting and business development services provided to the Company's ASFC, ASSC and ASCS subsidiaries by third-party companies and amounted to $208,741 for the three-month period ended September 30, 2020, compared to $32,132 for the corresponding period of 2019. The increase is attributed to the fact that there was a one-time service fee expense reversal for ASSC in 2019 with no such expense adjustment in the third quarter of 2020.

Royalty expenses of $47,649 for the third quarter of 2020 (compared to $30,427 in 2019) represent royalties on software payable to a related Canadian software company, Cubeler Inc., for the use of its software. The royalty expense is calculated on revenue primarily generated by ASDS.

Board remuneration refers to share-based remuneration received by members of the Company's board of directors and amounted to $29,062 in the third quarter of 2020 compared to $19,179 for the same period in 2019.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Consulting fees totalling $508,902 incurred during the three-month period ended September 30, 2020 ($33,427 for the same period in 2019), mainly relate to corporate strategic financing consulting. The majority of the consulting expenses was paid by the issuance of Company shares and warrants. Share-based remuneration received by consultants amounted to $14,836 in the third quarter of 2020 compared to $10,339 for the same period of fiscal 2019.

Management fees of $15,729 for the three-month period ended September 30, 2020, relate to services rendered to the Company in Canada and to its subsidiaries in China (compared to $29,878 for the same period in 2019). The share-based portion of the management fees amounted to $4,167 in the third quarter of fiscal 2020 compared to $14,672 for the same period of 2019.

Professional fees such as audit fees and legal fees totalled $154,345 in the third quarter of fiscal 2020 (compared to $132,386 for the same period in 2019). The increase is mainly due to audit fees incurred in Canada and China due to the addition of new subsidiaries in 2019.

Administrative and indirect costs of ($16,246) in the third quarter of 2020 (compared to $47,269 for the same period of 2019) relate to administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China. An adjustment was made in the third quarter of 2020 since the expense did not belong to that quarter.

Depreciation of right-of use assets of $137,209 in the third period of fiscal 2020 (compared to $115,522 for the same period of fiscal 2019) follows the adoption of IFRS 16 on January 1, 2019, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $280,584 for the three-month period ended September 30, 2020, compared to $267,283 for the same period in 2019. Also included in that caption is interest paid to third parties for providing security deposits as guarantors for loans serviced by ASCS and for advances made to ASSC represents $51,325 in the third period of fiscal 2020 compared to $18,899 in the corresponding period of fiscal 2019.

Expected credit loss of $451 for the three-month period ended September 30, 2020 ($176,103 for the same period in fiscal 2019) relates to the variation in allowance for credit loss provision on ASFC's loan balance for the period as described in Note 6 of the Company's Unaudited Consolidated Financial Statements for the year ended September 30, 2020. The decrease is attributed to Covid-19 pandemic expected credit loss that stabilized in the third quarter of 2020 compared to the previous quarters. Management is of the opinion that payment terms will continue to return to the previous pandemic situation before year-end. It should be noted that despite the increased expected credit loss amount, ASFC had not written off any loans as of September 30, 2020.

Travel and entertainment expenses amounted to $55,943 in the third period of fiscal 2020 compared to $70,717 for the same period in 2019. These expenses are mainly attributable to travel expenses incurred by the Company's Chinese management for the business development initiatives and operations in China. It is to be noted that the Covid-19 Pandemic situation restrained Canadian management travel in China as it was originally planned.

In the third quarter of 2019, following a periodical impairment test on the Gold River platform, an amount of $584,189 was accounted for as an impairment loss in the third quarter of 2019 (compared to nil in the third quarter of 2020). The Company took the decision to impair the remaining residual value of the Gold River platform after considering that the platform had been inactive since 2017 and would remain so until it was re-activated to be used as a supply-chain procurement platform and integrated to the Cubeler Lending Hub.

Amortization of intangible assets amounted to $67,616 for the three-month period ended September 30, 2020, compared to $230,675 for the same period in 2019. This decrease is due to the modification in the amortization period of the loan service agreements that accompanied the acquisition by ASCS of Wenyi Financial Services Co. Ltd.'s ("Wenyi") business operations on January 1, 2019, and the reduction of the amortization of the Gold River platform following the impairment of the platform in 2018 and 2019.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

The Company reported a currency translation adjustment gain of $472,282 for the three-month ended September 30, 2020 (compared to a loss of $1,027,084 for the same period in 2019) reflecting the appreciation of the Chinese Renminbi against the Canadian Dollar during the period. This adjustment represents a theoretical gain that would only be realized in the event of a material transaction involving the underlying assets to which the gain or loss is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Expenses for the Nine-Month Period Ended September 30, 2020

Outsourcing service costs of $20,912,490 for the first nine months of 2020 (compared to $2,619,916 for the same period in 2019) relate to the outsourcing of supply-chain financing related services, most of which will eventually be provided by AST. They include P.O. processing, inventory management and logistics services (transportation and short-term warehousing) related to the material purchased on credit by ASSC clients, which credit was extended as a result of credit analysis services provided by ASSC through the Lending Hub platform.

Salaries and fringe benefits amounted to $1,099,606 for the nine-month period ended September 30, 2020 ($1,233,238 for the same period in 2019). Except for the Company's CEO, CFO and the Vice-President, international operations, all salaries are paid out to employees working for the Company's subsidiaries in China. The decrease in salary expense for the period is attributed to the reduction of the workforce in China, specially for ASFC, where some sales functions were strategically outsourced to reduce recurring cost. The share-based remuneration is included within this caption, which amounted to $143,124 in the first nine-months of 2020 compared to $149,578 in the same period of 2019.

Service fees relate to consulting and business development services provided to the Company's ASFC, ASSC and ASCS subsidiaries by third-party companies amounted to $479,205 for the nine- month period ended September 30, 2020, compared to $443,967 for the corresponding period of 2019.

Royalty expenses of $104,370 for the first nine months of 2020 (compared to $30,427) represents royalties on software payable to a related Canadian software company, Cubeler Inc., for the use of its software. The royalty expense is calculated on revenue primarily generated by Chinese Peak subsidiaries ASDS.

Board remuneration refers and is limited to share-based remuneration received by members of the Company's board of directors and amounted to $51,405 in the first three quarters of 2020 compared to $53,562 for the same period in 2019.

Consulting fees totalling $1,361,903 incurred during the nine-month period ended September 30, 2020 ($287,296 for the same period in 2019), mainly relate to strategic capital markets advisory services and profit repatriation consulting and advisory services in both China and Canada. The majority of the consulting and advisory expenses were paid through the issuance of Company shares and warrants. Share-based remuneration received by consultants and advisors amounted to $48,125 in the first three quarters of 2020 compared to $20,118 for the same period of fiscal 2019.

Management fees of $55,261 for the nine-month period ended September 30, 2020, relates to services rendered to the Company in Canada and to its subsidiaries in China (compared to $105,266 for the same period in 2019). The share-based portion of the management fees amounted to $17,755 in the first three months of fiscal 2020 compared to $45,206 for the same period of 2019.

Professional fees such as audit fees and legal fees totalled $340,879 in the first three quarters of fiscal 2020 (compared to $217,492 for the same period in 2019). The increase is mainly due to audit fees incurred in Canada and China due to the addition of new subsidiaries in 2019 and the use of lawyer assistance concerning securities issuance during the first three months of 2020.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Administrative and indirect costs of $221,582 in the first half of fiscal 2020 (compared to $195,210 for the same period of 2019) relate to administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China.

Depreciation of right-of use assets of $370,207 in the first nine months of fiscal 2020 (compared to $289,027 for the same period of fiscal 2019) follows the adoption of IFRS 16 on January 1, 2019, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $800,934 for the nine-month period ended September 30, 2020, compared to $755,251 for the same period in 2019. Also included in that caption is interest paid to third parties for providing security deposits as guarantors for loans serviced by ASCS and for advances made to ASSC. It represents $142,778 in the first nine months of fiscal 2020 compared to $49,010 in the corresponding period of fiscal 2019.

Expected credit loss of $616,056 for the nine-month period ended September 30, 2020 ($213,146 for the same period in fiscal 2019) relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 6 of the Company's Unaudited Consolidated Financial Statements for the year ended September 30, 2020. The increase is attributed to Covid- 19 pandemic expected effect on payment delay by borrowers in the first period. Management is of the opinion that payment terms will return to the previous pandemic situation before year-end. It should be noted that despite the increased expected credit loss amount, ASFC had not written off any loans as of September 30, 2020.

Travel and entertainment expenses amounted to $138,200 for the nine-month period ended September 30, 2020 compared to $274,778 for the same period in 2019. These expenses are mainly attributed to travel expenses incurred by the Company's Chinese management for the business development initiatives and operations in China. It should be noted that the Covid-19 Pandemic situation prevented the Company's Canadian management team to travel to China in 2020 as was originally planned.

Amortization of intangible assets amounted to $231,896 for the nine-month period ended September 30, 2020, compared to $621,596 for the same period in 2019. This decrease is due to the modification in the amortization period of the loan service agreements that accompanied the acquisition by ASCS of Wenyi Financial Services Co. Ltd.'s ("Wenyi") business operations on January 1, 2019, and the reduction of the amortization of the Gold River platform following the impairment of the platform in 2018 and 2019.

In the third quarter of 2019, following a periodical impairment test on the Gold River platform, an amount of $584,189 was accounted for as an impairment loss in the third quarter of 2019 (compared to nil in the third quarter of 2020). The Company took the decision to impair the remaining residual value of the Gold River platform after considering that the platform had been inactive since 2017 and would remain so until it was re-activated to be used as a supply-chain procurement platform and integrated to the Cubeler Lending Hub.

The Company accounted for a one-time loss on expiration of deferred financing cost of $353,377 in the first period of fiscal 2020 ($Nil in the corresponding period of 2019) following the decision of the Company not to pursue the share subscription facility agreement signed on June 14, 2017, which has expired on June 14, 2020. The amount of the deferred financing cost of $353,377 represents the residual value of the warrants issued at signing less the amortization of previously issued shares during the facility agreement.

The Company reported a currency translation adjustment gain of $1,192,475 for the nine-month ended September 30, 2020 (compared to a loss of $1,471,694 for the same period in 2019) reflecting the variation of the Chinese renminbi against the Canadian dollar during the period. This adjustment represents a theoretical gain or loss that would only be realized in the event of a material transaction involving the underlying assets to which the loss is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Net Results.

The Company incurred a net loss of $512,874 in the third period of fiscal 2020 (compared to a net loss of $777,316 in the corresponding period of 2019). For the nine-month period ending September 30, 2020, the Company incurred a net loss of $1,857,471 compared to a net loss of $1,642,082 for the corresponding period of 2019.

Summary of Quarterly Results

	September 30, 2020	September 30, 2019	June 30, 2020	June 30, 2019
	Three months	Three months	Three months	Three months
Revenues	$15,116,369	$4,499,953	$7,263,504	$1,901,723
Expenses (1)	$15,629,243	$5,277,269	$7,802,407	$2,197,709
Net Loss	$(512,874)	$(777,316)	$(538,903)	$(295,986)
Net (loss) profit attributable to:
Non-controlling interest	$350,015	$165,756	$177,983	$$209,628
Owners of the parent	$(862,889)	$(943,072)	$(716,887)	$(505,615)
Earnings per Share (2)	$(0.01)	$(0.01)	$(0.01)	$(0.00)

	March 31, 2020	March 31, 2019	December 31, 2019		December 31, 2018
	Three months	Three months	Three months		Three months
Revenues	$3,949,395	$949,511	$4,357,467		$742,038
Expenses (1)	$4,755,090	$1,518,290	$4,545,746		$1,697,596
Net Loss	$(805,695)	$(568,779)	$(188,279)	$	(955,558)
Net (loss) profit attributable to:
Non-controlling interest	$87,081	$113,388	$390,039		$24,705
Owners of the parent	$(892,776)	$(682,167)	$(578,318)	$	(980,263)
Earnings per Share (2)	$(0.01)	$(0.01)	$(0.01)		$(0.01)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of November 26, 2020, the cash available to operate the Company, including cash at ASFC for loan purposes, amounted to approximately $4,970,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. Given the steady recent increase in the stock price, the company expects that the holders of convertible debentures, warrants and options will be encouraged to convert the debentures or exercise their securities, which will generate cash inflows in the Company. This is expected to eventually allow the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Financing activities before share consolidation of July 28, 2020

On January 15, 2020, the Company closed a private placement financing consisting in the sale of 16 units (a "Unit") at a price of $10,000 per Unit for gross proceeds of $160,000. Each unit consists of $10,000 of non-secured debenture and 200,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.08 each for a period of 24 months from the date of issuance. The debentures will mature on January 15, 2021, and bear interest at 8% per annum.

From January 1, 2020, to July 27, 2020, the Company issued 18,400,000 common shares to settle $515,000 of debt related to consulting services received by the Company.

In February 2020, the Company closed a private placement financing consisting in the sale of 14,400,000 units (a "Unit") at a price of $0.04 per Unit for gross proceeds of $576,000. Each unit consists of one (1) common share and one half (1/2) common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.10 each for a period of 24 months from the date of issuance.

In April 2020, the Company closed a private placement financing consisting in the sale of 3,000,000 shares at a price of $0.025 per shares for gross proceeds of $75,000.

On May 29, 2020, the Company closed brokered private placement financing consisting in the sales of 400 units of corporate bonds and warrants at a price of $1,000 per unit for gross proceeds of $400,000. Each unit consists of $1,000 secured corporate bonds and 200 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.10 each for a period of 36 months from the date of issuance. The bonds will be redeemable on May 29, 2023, and bear interest at 10% per annum. Each holder has a right at the end of the initial maturity date to extend for an additional 12 months and for an additional 12 months at the end of the 12-month extension for another 12 months. Should a holder elect to extend their bonds and the Company elect to redeem the bonds, the Company will pay 105% of the face value of the bonds.

Financing activities after share consolidation of July 28, 2020

From July 28, 2020, to November 26, 2020, the Company issued 4,795,813 common shares to settle $1,043,744 of debt related to consulting services received by the Company.

On August 21, 2020, the Company closed a private placement financing consisting of the sale of 17,595,000 units (a "Unit") at a price of $0.20 per Unit for gross proceeds of $3,519,000. Each unit consists of one (1) common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.25 each for a period of 24 months from the date of issuance.

On October 5, 2020, the Company closed a private placement financing consisting of the sale of 1,250,000 units (a "Unit") at a price of $0.40 per Unit for gross proceeds of $500,000. Each unit consists of one (1) common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 each for a period of 24 months from the date of issuance

From October 29, 2020 to November 26, 2020, the Company issued 756,050 common shares for a gross proceed of $265,025 from the exercise of warrants.

From November 4, 2020 to November 26, 2020, the Company issued 392,500 common shares for a gross proceed of $196,250 from the exercise of stock options.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Capital Stock

The Company's capital stock as of September 30, 2020, was $27,837,048 compared to $24,234,623 as of December 31, 2019. The variation is explained by the common shares issued in connection with private placements financings for net proceeds of $4,170,000, common shares issued in lieu of cash payments totalling $988,744 and common shares issued as a result of the conversion of debentures of total face value of $550,000.

Common Shares

As of November 26, 2020, the Company had 102,266,239 common shares outstanding after a 10 for 1 consolidation of shares on July 28, 2020. The following table summarizes the changes in shares outstanding from January 1, 2011, until November 26, 2020.

Date	Description	Number	Cumulative number
Dec 31, 2010	Outstanding as of December 31, 2010	10,000,000	10,000,000
February 8, 2011	Acquisition of Peak Corp	30,000,000	40,000,000
2011	Issuance 2011	27,481,335	67,481,335
2012	Issuance 2012	11,325,800	78,807,135
2013	Issuance 2013	9,831,834	88,638,969
2014	Issuance 2014	43,747,920	132,386,889
2015	Issuance 2015	60,212,625	192,599,514
2016	Issuance 2016	227,319,050	419,918,564
2017	Issuance 2017	209,740,491	629,659,055
2018	Issuance 2018	45,483,080	675,142,135
January 2019	Shares for debt	700,000	675,842,135
May 2019	Shares for debt	1,800,000	677,642,135
July 2019	Private placement	1,400,000	679,042,135
August 2019	Shares for debt	900,000	679,942,135
August 2019	Private placement	22,800,000	702,742,135
September 2019	Conversion of Debenture	10,000,000	712,742,135
September 2019	Shares for debt	800,000	713,542,135
October 2019	Shares for debt	1,250,000	714,792,135
November 2019	Surrender of Debenture	5,400,000	720,192,135
December 2019	Shares for debt	400,000	720,592,135
January 2020	Shares for debt	2,750,000	723,342,135
January 2020	Surrender of Debenture	2,000,000	725,342,135
February 2020	Shares for debt	3,000,000	728,342,135
February 2020	Private placement	14,400,000	742,742,135
February 2020	Surrender of Debenture	2,000,000	744,742,135
March 2020	Surrender of Debenture	4,000,000	748,742,135
April 2020	Private placement	3,000,000	751,742,135
April 2020	Shares for debt	2,400,000	754,142,135
May 2020	Surrender of Debenture	2,000,000	756,142,135
June 2020	Shares for debt	2,500,000	758,642,135
July 2020	Shares for debt	7,750,000	766,392,135
July 2020	Private placement	38,500,000	804,892,135

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

July 28, 2020	Consolidation of shares 10:1		80,489,214
July 2020	Shares for debt	725,000	81,214,214
August 2020	Shares for debt	95,813	81,310,026
August 2020	Private placement	13,745,000	95,055,026
August 2020	Shares for debt	1,500,000	96,555,026
September 2020	Conversion of debenture	100,000	96,655,026
October 2020	Private placement	1,250,000	97,905,026
October 2020	Shares for debt	1,375,000	99,280,026
October 2020	Conversion of debenture	220,000	99,500,026
October 2020	Exercise of warrants	152,550	99,652,576
November 2020	Shares for debt	1,100,000	100,752,576
November 2020	Exercise of warrants	603,500	101,356,076
November 2020	Exercise of options	392,500	101,748,576
November 2020	Conversion of debenture	200,000	101,948,576
November 2020	Business acquisition	317,663	102,266,239

Share Purchase Options

As of November 26, 2020 the Company had 8,791,500 common share purchase options outstanding. The following table summarizes the options outstanding as of November 26, 2020.

Date of grant	Optionee	Number	Exercise Price	Expiration
November 2015	Employees	200,000	$0.50	November 2020
November 2015	Board members	60,000	$0.50	November 2020
December 2015	Consultant	250,000	$0.50	December 2020
May 2016	Consultant	15,000	$0.50	May 2021
July 2016	Board members and officers	1,050,000	$0.85	July 2021
June 2017	Consultant	35,000	$1.05	June 2022
June 2017	Board members and officers	745,000	$1.05	June 2022
November 2017	Officer	37,500	$0.55	November 2022
December 2017	Board members and officers	342,500	$0.80	December 2022
April 2018	Employee	10,000	$0.50	April 2023
June 2018	Board members and officers	717,500	$0.50	June 2023
June 2018	Consultants	10,000	$0.50	June 2023
February 2019	Officer	75,000	$0.50	November 2023
May 2019	Consultant	100,000	$0.50	May 2024

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

May 2019	Board members, officers and employees	895,000	$0.50	May 2024
September 2019	Employee	20,000	$0.50	September 2024
November 2019	Consultant	10,000	$0.50	November 2024
November 2019	Consultant	100,000	$0.55	November 2024
November 2019	Employee	50,000	$0.50	November 2024
June 2020	Board members, consultant, officers and employees	1,511,000	$0.50	June 2025
Total Outstanding	Before consolidation	62,335,000		July 28, 2020
Total Outstanding	After 10:1 consolidation	6,233,500		July 28, 2020
August 2020	Board member	500,000	$0.225	August 2025
October 2020	Board members, officers and employees	2,450,000	$0.75	October 2025
November 2020	Exercised	(392,500)	$0.50	N/A
	Total outstanding	8,791,000

Share Purchase Warrants

As of November 26, 2020, the Company had 42,636,950 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of November 26, 2020:

Date	Description	Number	Exercise Price	Expiration
June 2016	Warrants issued to subscribers in connection with private placement	19,900,000	$ 0.50	June 2018
Fiscal year 2017	Exercise of Warrants	(100,000)	$ 0.50	N/A
December 2017	Transfer to debenture holders and extension	(19,800,000)	$ 0.50	N/A
March 2017	Warrants issued to subscribers in connection with private placement	164,036	$ 2.00	March 2019
June 2017	Warrants issued to subscribers in connection with private placement	1,400,000	$ 1.20	June 2022
August 2017	Warrants issued to subscribers in connection with private placement	333,333	$ 0.61	June 2022

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

August 2017	Warrants issued to subscribers in connection with private placement	580,000	$ 0.567	June 2022
December 2017	Warrants transferred to debenture holders	19,100,000	$ 0.50	December 2019
December 2017	Extension of warrants	700,000	$ 0.50	December 2019
December 2017	Warrants issued to debenture holders	4,900,000	$ 0.50	December 2019
December 2017	Exercise of warrants to surrender the debentures	(12,700,000)	$ 0.50	N/A
January 2018	Exercise of warrants to surrender the debentures	(2,000,000)	$ 0.50	N/A
April 2018	Exercise of warrants to surrender the debentures	(100,000)	$ 0.50	N/A
May 2018	Warrants issued to subscribers in connection with private placement	290,000	$ 0.50	May 2020
June 2018	Exercise of warrants to surrender the debentures	(1,000,000)	$ 0.50	N/A
August 2018	Exercise of warrants to surrender the debentures	(500,000)	$ 0.50	N/A
December 2018	Warrants issued to subscribers in connection with private placement	51,000	$ 1.00	December 2020
December 2018	Warrants issued to subscribers in connection with private placement	21,000	$ 0.50	December 2020
December 2018	Warrants issued to subscribers in connection with private placement	386,667	$ 0.50	June 2022
March 2019	Expiration of March 2017 issuance	(164,036)	$ 2.00	N/A
April 2019	Warrants issued to subscribers in connection with private placement	560,000	$ 0.50	April 2021
April 2019	Warrants issued to subscribers in connection with private placement	7,500	$ 0.50	April 2021
July 2019	Warrants issued to subscribers in connection with private placement	140,000	$ 0.80	July 2021
August 2019	Warrants issued to subscribers in connection with private placement	1,140,000	$ 0.50	August 2020
December 2019	Exercise of warrants to surrender the debentures	(620,000)	$ 0.50	N/A
December 2019	Expiration of December 2017 issuance	(7,780,000)	$ 0.50	N/A
December 2019	Extension of warrants	7,080,000	$ 0.50	December 2020

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

December 2019	Additional warrants with Extension	7,080,000	$ 0.80	December 2021
January 2020	Warrants issued to subscribers in connection with private placement	320,000	$ 0.80	January 2022
January 2020	Exercise of warrants to surrender the debentures	(200,000)	$ 0.50	N/A
February 2020	Warrants issued to subscribers in connection with private placement	720,000	$ 1.00	February 2022
February 2020	Warrants issued to consultant in connection with private placement	150,000	$ 0.50	February 2022
February 2020	Exercise of warrants to surrender the debentures	(200,000)	$ 0.50	N/A
March 2020	Exercise of warrants to surrender the debentures	(400,000)	$ 0.50	N/A
May 2020	Expiration of May 2018 issuance	(290,000)	$ 0.50	N/A
May 2020	Warrants issued to subscribers in connection with private placement	8,000	$ 1.00	May 2023
May 2020	Exercise of warrants to surrender the debentures	(200,000)	$ 0.50	N/A
May 2020	Warrants issued to brokers in connection with private placement	57,000	$ 0.50	May 2023
July 2020	Warrants issued to subscribers in connection with private placement	3,850,000	$ 0.250	July 2022
July 2020	Warrants issued to brokers in connection with private placement	20,000	$ 0.25	July 2022
August 2020	Warrants issued to subscribers in connection with private placement	13,745,000	$ 0.25	August 2022
August 2020	Warrants issued to brokers in connection with private placement	248,000	$ 0.25	August 2022
September 2020	Warrants issued to consultant in connection with financing consulting services	610,000	$ 0.40	September 2021
October 2020	Warrants issued to consultant in connection with financing consulting services	3,000,000	$ 0.25	April 2022
October 2020	Warrants issued to consultant in connection with financing consulting services	1,250,000	$ 0.40	October 2022

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

October 2020	Warrants issued to consultant in connection with financing consulting services	500,000	$ 0.75	October 2022
October 2020	Warrants issued to subscribers in connection with private placement	1,250,000	$ 0.40	October 2022
October 2020	Warrants issued to consultant in connection with financing consulting services	1,050,000	$ 0.40	October 2022
October 2020	Warrants issued to consultant in connection with financing consulting services	100,000	$ 0.40	October 2021
October 2020	Warrants issued to consultant in connection with financing consulting services	52,000	$ 0.25	October 2021
October 2020	Warrants issued to consultant in connection with financing consulting services	250,000	$ 0.75	October 2021
November 2020	Warrants issued to consultant in connection with financing consulting services	250,000	$ 0.75	November 2021
November 2020	Exercise of warrants	(7,000)	$ 1.00	N/A
November 2020	Exercise of warrants to surrender the debentures Exercise of warrants	(3,760,000)	$ 0.50	N/A
November 2020	Exercise of warrants	(316,050)	$ 0.50	N/A
November 2020	Exercise of warrants	(180,000)	$ 0.80	N/A
November 2020	Exercise of warrants	(1,250,000)	$ 0.25	N/A
	Total outstanding	38,426,450

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 19 of the Company's Unaudited Consolidated Financial Statements for the nine months period ending September 30, 2020, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures

As of November 26, 2020, the Company had debentures outstanding as described in the Note 12 of the Unaudited Consolidated Financial Statements for the nine-month period ended September 30, 2020.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

Escrowed shares

As of November 26, 2020, the Company had no escrowed shares.

Related Party Transactions

Salaries paid to officers and directors amounted to $93,556 in the third quarter of fiscal 2020 compared to $91,076 for the same period in fiscal 2019. During the first three quarters of fiscal 2020, salaries paid to officers and directors amounted to $286,759 compared to $282,743 for the same period in fiscal 2019.

During the three-month period ended September 30, 2020, share-based payments associated with salaries, board members and management fees amounted to $94,311 compared to $92,873 for the same period of 2019. The share-based remuneration for the nine-month period ended September 30, 2020, amounted to $203,866 compared to $244,994 for the same period last year.

During the period ended September 30, 2020, the Company did not incur any management fees as remuneration to a company held by a director (three-month period ended September 30, 2019: $3,925). The management fees for the nine-month period ended September 30, 2020, amount to $2,675 (Nine-month period ended September 30, 2019: $24,825).

During the three-month period ended September 30, 2020, the company incurred interest expense on debentures from officers of $200 (three-month period ended September 30, 2019: $333). For the nine-month period ended September 30, 2020, interest expense on debentures from officers amounted to $600 (nine-month period ended September 30, 2019: $881).

During the three-month and nine-months period ended September 30, 2020, the Company incurred $47,469 and 104,370 respectively of royalty expense for the use of the Cubeler software, compared to $30,427 for the three-month and nine-month period of 2019. Also, during the three-month period ended September 30, 2020, net advances to the same related company, Cubeler Inc., decrease from $15,582 to $(4,280). The advance was payable on demand to the Company at its request. The advance is in the form of a promissory note bearing interest since July 1, 2019, at an annual rate of 8.5%. As security, in the event that the principal and interest is not fully paid on December 16, 2019, by the debtor to the Company, the Company had the option to have the debtor execute and deliver a hypothec on the universality of the present and future movable assets of the debtor to the Company. During the first 6 months period of fiscal 2020, interest was billed to the debtor for an amount of $1,725. As of August 27, 2020, the Company elected not to put in place the hypothec considering the low value remaining of the advance.

As both of September 30, 2020 and November 26, 2020, an advance of $314,080 made by a senior officer to a subsidiary, with no interest payable, was still outstanding.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of November 26, 2020, there were no legal proceedings against the Company.

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending December 31, 2019. The Company is exposed to various risks as described in the note 19.3 of the audited Consolidated Financial Statements as of December 31, 2019.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity Risk

The Company does not have a long history of operations, is in the early stage of development and has just begun to generate operational revenue through its subsidiaries. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personal, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Additional Financing

The Company may require additional financing in order to repay its creditors or other debts, make further acquisitions, investments or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend upon prevailing capital market conditions, and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from the treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Patents

As of the date of this MD&A, the Company had no patents granted or pending. It should be noted, however, that being granted patent protection on its technology is not a prerequisite to the commercialization of the Company's product offerings, and should have no material impact on the Company's short-term performance.

Foreign Jurisdiction Risks

The Company has made significant investments in the pursuit of business opportunities in China, which exposes it to different considerations and other risks not typically associated with companies in Canada.

COVID-19

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

November 26, 2020

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc. - MD&A, September 30, 2020)